SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras issues US$ 500 million in Global Bonds

(Rio de Janeiro, July 02, 2003). – PETRÓLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that through the intermediary of its Petrobras International Finance Company — PIFCo subsidiary, it has concluded a unique funding operation in the international capital markets through the issue of US$ 500 million in ten-year Global Bonds.

The operation was arranged by Bear Stearns and Deutsche Bank and is considered to be a landmark in the international financial market for several reasons:

  For the first time, a Brazilian company through an unenhanced issue is paying interest to the investor at a rate lower than that of ten-year sovereign risk bonds. With an expressive demand of approximately US$ 1 billion, the issue has been made at highly advantageous costs, not only in relative, but also in absolute terms. The bonds maturing in 2013 will pay an annual rate of interest of 9.25%, or 1.67% below Brazilian government bonds for the same term.

  Bonds were issued with no risk enhancement and for the largest amount and tenor of any Latin American company so far this year through a public offering under a shelf registration with the Securities Exchange Commission.

  With orders from 200 investors, the success of the operation can also be attributed to the new strategy of focusing distribution on a new high yield investor segment in the market. This segment, which traditionally purchases North American corporate securities, has, for the first time, opted to invest in Petrobras bonds. It is worth underlining that the high yield segment of the market sometimes has a greater buying potential than the segment that invests in emerging markets, the traditional source of investors for Company securities. Of the total allocation, 50% of the issue was taken up by the high yield market while the remainder was absorbed by an also numerous segment of new investors – principally institutional investors, dedicated Latin American funds and retail market investors. This operation was also notable for the geographical diversification of demand by region, coming mainly from the United States, Europe, Asia and Latin America.

The appreciation of the bonds on the secondary market is an indication of the market’s interest in the Company’s securities.

The fact that for the first time, the international market has compared Petrobras with other oil companies rather than with Brazilian sovereign debt, is indicative of the success of the operation. It is also a reflection of the consistent and continual improvement in the Company’s ability to strategically access the international capital markets in such a way as to minimize total finance costs.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.